

16014496

SE

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67195

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ESL Investment Services LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 Chestnut Street
(No. and Street)

Rochester	New York	14604-2424
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Rogers — 585-336-5733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bonadio & Co. LLP
(Name – *if individual, state last, first, middle name*)

171 Sully's Trail	Pittsford	New York	14534
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ESL Investment Services LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Title



Notary Public

JENNIFER A. CLAVIJO
NOTARY PUBLIC, State of New York
Registration No. 01CL6220127
Qualified in Monroe County
Commission Expires April 12, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

Financial Statements
As of December 31, 2015
Together with
Report of Independent Registered Public Accounting Firm

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2016

To the Policy Committee:

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (a New York corporation and wholly-owned subsidiary of ESL Federal Credit Union) (the Company) as of December 31, 2015, and the related statements of income, comprehensive income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ESL Investment Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
CURRENT ASSETS:		
Cash and equivalents	$	11,781,765
Investments:		
Available-for-sale		12,756,551
Other assets		64,985
Total current assets		24,603,301
PROPERTY AND EQUIPMENT, net		-
	$	24,603,301
LIABILITIES AND OWNERSHIP EQUITY		
CURRENT LIABILITIES:		
Accounts payable and accrued expenses	$	463,703
Total liabilities		463,703
OWNERSHIP EQUITY:		
Capital		1,500,000
Retained earnings		23,358,181
Accumulated other comprehensive loss		(718,583)
Total ownership equity		24,139,598
	$	24,603,301

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

COMMISSION AND FEE REVENUE	$ 5,382,900
OPERATING EXPENSES:	
Salaries, commissions and benefits	3,140,495
Professional and outside services	396,285
Origination and servicing	321,974
General and administrative	297,314
Occupancy	127,272
Marketing and promotion	44,649
Depreciation	6,095
Total operating expenses	4,334,084
OPERATING INCOME	1,048,816
OTHER INCOME (EXPENSE)	
Investment income	239,890
Other miscellaneous income	51,375
Loss on investments, net	(79,136)
Total other income	212,129
NET INCOME	$ 1,260,945

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
NET INCOME	$1,260,945
OTHER COMPREHENSIVE LOSS:	
Unrealized losses on investments available-for-sale:	
Gross unrealized holding losses on securities	(797,719)
Reclassification adjustment for net loss on sales	79,136
Unrealized loss on investments available-for-sale, net	(718,583)
Total other comprehensive loss	(718,583)
Total comprehensive income	$ 542,362

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF OWNERSHIP EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Retained Earnings	Capital	Accumulated Other Comprehensive Loss	Total
Balance - January 1, 2015	$ 22,097,236	$ 1,500,000	$ -	$ 23,597,236
Net Income	1,260,945	-	-	1,260,945
Unrealized loss on investments available-for-sale, net	-	-	(718,583)	(718,583)
Balance - December 31, 2015	$ 23,358,181	$ 1,500,000	$ (718,583)	$ 24,139,598

The accompanying notes are an integral part of these statements.

ESL INVESTMENT SERVICES, LLC
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

CASH FLOW FROM OPERATING ACTIVITIES:		
Net income	$	1,260,945
Adjustments to reconcile net income to		
net cash flow from operating activities:		
Loss on investments, net		79,136
Depreciation		6,095
Changes in:		
Other assets		(11,540)
Accounts payable and accrued expenses		4,955
Net cash flow from operating activities		1,339,591
CASH FLOW FROM INVESTING ACTIVITIES:		
Purchase of available-for-sale investments		(13,718,197)
Proceeds from sales of available-for-sale investments		163,927
Net cash flow from investing activities		(13,554,270)
NET CHANGE IN CASH AND EQUIVALENTS		(12,214,679)
CASH AND EQUIVALENTS - beginning of year		23,996,444
CASH AND EQUIVALENTS - end of year	$	11,781,765

The accompanying notes are an integral part of these statements.

1. THE ORGANIZATION

ESL Investment Services, LLC (the Company) is a limited-purpose securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934. The Company is a wholly-owned subsidiary of ESL Federal Credit Union (the Credit Union). The Company was originally incorporated in 1996 with operations beginning on January 1, 1997. The Company was established by the Credit Union to provide investment management, financial planning, and insurance solutions primarily to Credit Union members in the Rochester, New York area.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. It operates under the provisions of subparagraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is, accordingly, exempt from the operating provisions of Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash and Equivalents

Cash and equivalents include deposits with the Credit Union, and other highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business. Balances with these financial institutions exceeded federally insured limits on December 31, 2015. The Company has not experienced any losses related to cash and equivalents, and believes it is not exposed to any significant credit risk with respect to these balances.

Investments

The Company has classified its investments as available-for-sale. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income. Gains and losses on the sale of securities are recorded on the trade date and determined using the specific identification method.

Investment Risk

The Company invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such change, could affect the amounts reported in the accompanying financial statements.

Fair Value Measurement

GAAP establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs, as follows:

- Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

- Level 2 Inputs – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

- Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Property and Equipment
Property and equipment are stated at cost and depreciated over useful lives ranging from three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the period of the lease or the estimated life of the property, whichever is shorter.

Commission and Fee Revenue
Commission revenue relates primarily to the sale of mutual funds, annuities, and other security products. These products are offered to customers through LPL Financial, an unaffiliated entity and a registered clearing broker-dealer, which compensates the Company for each sale based upon a contractual commission schedule. Fee revenue is earned in the form of management fees assessed on managed accounts offered through LPL's advisory platform. Revenues are recorded on a settlement date basis which does not differ materially from a trade date basis.

Income Taxes
The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its sole member, the Credit Union, to be taxed at the member level. The Credit Union is a federally chartered credit union with the National Credit Union Administration, and as such, is not subject to taxes under state or federal laws.

Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available-for-sale.

Statement of Cash Flow
For purposes of the statement of cash flow, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held-for-sale in the ordinary course of business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

Advertising Costs
Advertising costs are expensed as incurred by the Company.

3. INVESTMENTS

Investments classified as available-for-sale consisted of the following at December 31, 2015:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Cash and equivalents	$ 86,103	$ -	$ -	$ 86,103
Mutual Funds and ETFs:				
Equity	8,475,992	-	(540,945)	7,935,047
Fixed Income	3,869,341	-	(95,856)	3,773,485
Other	1,043,698	-	(81,782)	961,916
	$ 13,475,134	$ -	$ (718,583)	$ 12,756,551

Gross realized losses on sales of investments available-for-sale were $79,136 in 2015.

The Company's investments are all available-for-sale and therefore do not have a specified maturity.

Gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2015 were as follows:

	Fair Value		Unrealized Losses	
	Less than 12 Months	More than 12 Months	Less than 12 Months	More than 12 Months
Available-for-sale:				
Mutual Funds and ETFs:				
Equity	$ 7,935,047	$ -	$ (540,945)	$ -
Fixed Income	3,773,485		(95,856)	
Other	961,916	-	(81,782)	-
	$ 12,670,448	$ -	$ (718,583)	$ -

4. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2015:

Computer equipment	$	98,702
Leasehold improvements		24,133
		122,835
Less: Accumulated depreciation		(122,835)
	$	-

5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2015:

Accrued salaries, commissions and benefits	$	412,662
Other		51,041
	$	463,703

6. EMPLOYEE BENEFITS

Defined Benefit Retirement Plan

The Credit Union has a noncontributory defined-benefit retirement plan (the Plan) covering substantially all of its and the Company's employees. The benefits are based on years of service and average compensation prior to retirement. The Credit Union will make future contributions to the Plan, as necessary, based on the recommendations of its actuaries and within the requirements of Employee Retirement Income Security Act of 1974 (ERISA). The Credit Union allocates a portion of the annual expense to the Company based on headcount. For the year ended December 31, 2015, the Company recognized pension costs of $8,268.

Defined Contribution Retirement Plan

The Credit Union also sponsors a defined contribution plan that covers substantially all of its and the Company's employees who meet certain age requirements. The Credit Union matches 100 percent of the first 1% and 50% of the next 5% of participant contributions. The Credit Union allocates a portion of the annual expense to the Company based on relative compensation levels. For the year ended December 31, 2015, the Company recognized defined contribution plan costs of $112,776.

Post-Retirement Insurance Benefit Plan

The Company provides certain medical and healthcare benefits to qualifying retirees under the Credit Union benefit plan. The Credit Union allocates a portion of the annual expense of the plan to the Company based on headcount. For the year ended December 31, 2015, the company recognized insurance costs of $4,080, in conjunction with this plan.

The expense related to these benefits is included in salaries, commissions, and benefits on the statement of income.

7. ACCUMULATED OTHER COMPREHENSIVE LOSS

The balance and changes in the components of accumulated other comprehensive loss were as follows:

	Unrealized Loss on Available-For-Sale Investments
Balance - January 1, 2015	$ -
Other comprehensive loss before reclassification	(797,719)
Amounts reclassified from accumulated other comprehensive loss	79,136
Net other comprehensive loss for 2015	(718,583)
Balance – December 31, 2015	$ (718,583)

Realized losses totaling $79,136 were reclassified out of accumulated other comprehensive income for the year ended December 31, 2015 and included in loss on investments, net in the statement of income.

8. RELATED PARTY TRANSACTIONS

Pursuant to agreements between the parties, the Company is charged for certain expense allocations, including professional and administrative services provided by the Credit Union. During the year ended December 31, 2015, marketing and promotion costs of $44,649, professional and administrative costs of $356,808, and the cost of office and branch space of $127,272 were allocated to the Company. Also included in general and administrative expenses are charges related to customer referrals made by the Credit Union to the Company. Charges for the referrals totaled $36,320 for the year ended December 31, 2015.

The Company's qualifying personnel are covered under defined contribution, defined-benefit, other benefits, medical, dental, disability, and workmen's compensation insurance plans sponsored by the Credit Union. The Credit Union allocates a portion of expense under these plans to the Company based on headcount and compensation. For the year ended December 31, 2015, the Company was allocated costs of $307,579.

Under the terms of the agreement, it is anticipated that the Company will continue to receive services from the Credit Union in 2016, with charges totaling $1,079,312.

At December 31, 2015, the Company had cash balances with the Credit Union in the amount of $11,303,882.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments Recorded at Fair Value on a Recurring Basis

The Company's available-for-sale investments are measured at fair value on a recurring basis utilizing the following input levels at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Assets:				
Investments available-for-sale:				
Cash and equivalents	$ 86,103	$ -	$ -	$ 86,103
Mutual Funds and ETFs:				
Equity	7,935,047	-	-	7,935,047
Fixed Income	3,773,485	-	-	3,773,485
Other	961,916	-	-	961,916
	$12,756,551	$ -	$ -	$ 12,756,551

Fair values for available-for-sale securities are based on quoted market prices. Cash and cash equivalents not classified as available-for-sale securities are reported at cost, which approximates fair value.

10. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 2, the Company's customers' securities transactions are executed by LPL Financial. This other broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions.

11. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $11,398,491, which was $11,298,491 in excess of its required capital of $100,000. The Company's net capital ratio was 0.04 to 1.

No material difference exists between the Computation of Net Capital under Rule 15c3-1 and the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.

ESL INVESTMENT SERVICES, LLC **Schedule 1**
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2015

Total ownership equity from statement of financial condition	$ 24,139,598
Less - non-allowable assets:	
Cash and equivalents	10,936,891
Other assets	64,985
Total non-allowable assets	11,001,876
Net capital before haircuts on securities	13,137,722
Haircuts on securities	1,739,231
Net capital	$ 11,398,491
Aggregate indebtedness:	
Total liabilities	$ 463,703
Computation of basic net capital requirement Minimum net capital (greater of $100,0000 or 6 2/3% of aggregate indebtedness)	$ 100,000
Net capital in excess of minimum requirement	$ 11,298,491
Ratio of aggregate indebtedness to net capital	0.04 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II A of Form X-17A-5 as of December 31, 2015.

The accompanying notes are an integral part of this schedule.

ESL INVESTMENT SERVICES, LLC **Schedule 2**
(A Wholly-Owned Subsidiary of ESL Federal Credit Union)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2015

The Company is exempt from the computation of reserve requirements and information for possession or control requirements under Rule 15c3-3 as it is a non-carrying broker-dealer.

The accompanying notes are an integral part of this schedule.

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2016

To the Policy Committee:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ESL Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com


ESL

Investment
Services

225 Chestnut Street • Rochester, NY 14604
585-339-4475 • 800-814-5884

February 24, 2016

RE: Exemption Report Pursuant to SEA Rule 17a-5(d)(4)

ESL Investment Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report is prepared as required by 17 CFR § 240.17a-5(d)(2) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption to 17 CFR §240.15c3-3 in accordance with 17 CRF §240.15c3-3(k)(2)(i); and

2. The Company met the identified exemption provisions in 17 CFR §240.15c3-3(k) throughout the most recent fiscal year without exception.

ESL Investment Services, LLC



By: Thomas J. Rogers
Its: FINOP

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 24, 2016

To the Policy Committee:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ESL Investment Services, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (the Company's December 31, 2015 general ledger trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (the Company's December 31, 2015 general ledger trial balance and copies of cancelled checks) noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2016

To the Policy Committee:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) ESL Investment Services, LLC (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

February 24, 2016

To the Policy Committee:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by ESL Investment Services, LLC (the Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (the Company's December 31, 2015 general ledger trial balance) noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments (the Company's December 31, 2015 general ledger trial balance and copies of cancelled checks) noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com

Bonadio & Co., LLP
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

February 24, 2016

To the Policy Committee:

We have audited the accompanying statement of financial condition of ESL Investment Services, LLC (a New York corporation and wholly-owned subsidiary of ESL Federal Credit Union) (the Company) as of December 31, 2015, and the related statements of income, comprehensive income, ownership equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of ESL Investment Services, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules 1 and 2 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Bonadio & Co., LLP

171 Sully's Trail, Suite 201
Pittsford, New York 14534
p (585) 381-1000
f (585) 381-3131

www.bonadio.com